No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF October 2006

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On October 17, 2006, at the National Business Aviation Association (NBAA) convention, GE Honda Aero Engines has signed business agreements to power two new business jets: the Spectrum “Freedom” and the HondaJet.

Exhibit 2:

On October 17, 2006, Honda Aircraft Company, Inc. began sales of HondaJet at the National Business Aviation Association (NBAA) convention with the announcement of the price, production specifications and a sales and service network for its advanced light jet. Scheduled to go into production in the U.S. in 2010, pricing is set at $3.65 million for HondaJet in its standard configuration.

Exhibit 3:

On October 19, 2006, Honda Aircraft Company announced that it received well over 100 individual customer orders with deposits for the $3.65 million HondaJet during the National Business Aviation Association (NBAA) convention in Orlando, Florida. The company began sales of its advanced light jet on October 17 and has experienced demand in excess of expectations over three days of sales.

Exhibit 4:

On October 23, 2006, Honda announced that it will enhance its ability to match flexible manufacturing capacity with market demand in a move that will make it possible to increase North American production of fuel efficient 4-cylinder Civic models in early 2007 by up to 60,000 units on an annual basis.

Exhibit 5:

On October 24, 2006, Honda Motor Co., Ltd., announced its summary of automobile production, domestic sales, and export results for the first half of fiscal year 2007 (April to September 2006) and for the month of September 2006. (Ref.# C06-097)

Exhibit 6:

On October 25, 2006, Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal second quarter ended September 30, 2006.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO
KABUSHIKI KAISHA
(HONDA MOTOR CO., LTD.)

/s/ Fumihiko Ike
Fumihiko Ike Chief Operating Officer for
Business Management Operation Honda Motor Co., Ltd.

Date: November 17, 2006

GE-Honda Jet Engine Launched on Two New Business Jets

ORLANDO, Fla., U.S.A., October 17, 2006– At the National Business Aviation Association (NBAA) convention here this week, GE Honda Aero Engines has signed business agreements to power two new business jets: the Spectrum “Freedom” and the HondaJet.

GE Honda Aero Engines, a 50/50 joint company created in 2004 by General Electric Company (GE) and Honda, has been engaged in aggressive development and component testing for its new HF120 jet engine, with the first engine scheduled to run in early 2007.

Certification for the HF120 production engine is targeted for 2009; the “Freedom” and HondaJet business jets are targeted for entry into service in 2010.

GE Honda’s HF120 engine will be rated at 2,050 pounds of thrust. It is a higher-thrust successor to Honda’s original HF118 development engine, which has accumulated more than 4,000 hours of testing on the ground and in-flight.

“We couldn’t be more excited by these two launch aircraft for our new company,” said Gary Leonard, president of GE Honda Aero Engines.

The emergence of small, less expensive business jets creates considerable opportunity for highly reliable and durable jet engines. The GE Honda HF120 durability will be ideally suited for highly utilized aircraft, such as the emerging air taxi segment. Lightweight, efficient design enables the performance, range and comfort required of the business jet customer.

GE Honda Aero Engines envisions annual sales of at least 400 aircraft in the thrust class of the HF120 engine.

Honda Begins Sales of its HondaJet Advanced Light Jet

Price, Sales and Service Network, Production Specifications Announced

ORLANDO, Fla., U.S.A., October 17, 2006– Honda Aircraft Company, Inc. began sales of HondaJet at the National Business Aviation Association (NBAA) convention with the announcement of the price, production specifications and a sales and service network for its advanced light jet. Scheduled to go into production in the U.S. in 2010, pricing is set at $3.65 million for HondaJet in its standard configuration.

Takeo Fukui, president & CEO of Honda Motor Co., Ltd.

Honda also took another step toward the market introduction of HondaJet with the announcement that it submitted, on October 11, its application for FAA type certification, and anticipates achieving both type and production certification within 3 to 4 years.

“A passion for aviation propelled HondaJet into the air, but a strong business case is what is taking it to the customer,” said Takeo Fukui, president & CEO of Honda Motor Co., Ltd. “In every one of our business activities, our goal is to create new value for the customer. HondaJet meets this challenging objective.”

Key production specifications and performance figures for HondaJet establish it as the fastest and most fuel efficient jet in its class while setting a new standard for interior space and comfort. HondaJet features a class-topping cruise speed of 420 knots with an IFR range of 1180 nautical miles1, and a 30-35 percent gain in fuel efficiency versus other jets of comparable performance. HondaJet’s cabin is about 1-foot longer than even larger ‘light jet’ offerings, and features a fully-private lavatory along with a spacious 57-cubic foot aft cargo hold.

1	(*Includes take-off, climb cruise at FL410, descent, and 45 minute reserve, 1 Pilot plus 3 Passengers (600 lb))

Sales and Service Network

HondaJet will be sold through five regional sales groups (East, Southeast, Midwest, Southwest and Northwest) operating 14 offices around the country to provide HondaJet customers’ with a truly superior sales and ownership experience. The HondaJet dealer network was developed in collaboration with Piper Aircraft, Inc., as a result of a business alliance announced in July 2006. Honda Aircraft Company will also seek to establish a network of service facilities within 90-minutes flight time from any location in the U.S. to further advance its goal of establishing a new level of customer service and support.

“Just as we have targeted real innovation with HondaJet design itself, we are equally committed to creating an innovative sales and service network,” said Michimasa Fujino, president & CEO of Honda Aircraft Company, Inc. “We will be working with our retail partners to ensure that every HondaJet customer is the recipient of unprecedented levels of sales and service for the life of their ownership experience.”

HondaJet innovation

HondaJet sets new standards for performance, quality and comfort with a series of new technologies and design features that signify a revolutionary departure from conventional light jet designs. It’s most unique and recognizable feature – the over-the-wing engine mount (OTWEM) configuration – liberates precious fuselage space by eliminating the carry-through structures of conventional fuselage-mounted engine designs while significantly reducing aerodynamic drag at high speeds. Its natural laminar flow (NLF) wing and fuselage nose further reduce drag, contributing to HondaJet’s class-topping speed and fuel efficiency.

HondaJet’s all-composite fuselage uses a combination of honeycomb sandwich and stiffened panel structures cured integrally using a patented process. This unique construction results in lower fuselage weight while contributing to HondaJet’s unusually sleek and smooth appearance.

An advanced, customized, all-glass cockpit based on the state-of-the-art Garmin avionics platform, will boast new features and capabilities unique to HondaJet.

HondaJet Performance

With a top speed of 420 knots, a 43,000-foot service ceiling and a 30-35 percent increase in fuel efficiency versus comparable light jets, HondaJet embodies Honda’s commitment to superior efficiency and performance through the application of advanced technology. In addition, HondaJet’s optimized control surfaces results in a highly refined, sporty and responsive flying characteristic.

Two GE-Honda HF120 turbofan engines, each rated at 1880 pounds (at take-off thrust) deliver higher fuel efficiency and the lowest engine emissions and quietest operation in their thrust class2.

HondaJet Comfort

HondaJet will be offered in two interior configurations: with seating for seven (2 pilots and 5 passengers) in standard configuration, and with seating for eight (2 pilots and six forward-facing passenger seats) in air taxi configuration.

HondaJet’s cabin offers its passengers unprecedented levels of comfort with as much as six inches more leg room (per passenger) than competitive offerings. HondaJet’s 57 cubic-foot aft cargo hold is as much as 50 percent larger than other jets in its class. Additional cargo storage is provided by a nine cubic-foot nose cargo hold.

HondaJet Quality

HondaJet was developed with Honda’s legendary commitment to quality and world-class engineering. Attention to detail in every aspect of its design, testing and construction ensures an aircraft of the highest quality and design integrity. To date, HondaJet has logged more than 260 hours of in-flight testing with superior results.

2	Based on 2,000lbf thrust class

Production Plans

HondaJet will be produced in the United States at a location to be determined in the future, with a projected capacity scheduled to reach 70 jets per year within several years of its 2010 production start. The company will maintain a significant degree of flexibility in its production plan and will continue to evaluate demand as it moves closer to actual production.

About Honda Aircraft Company, Inc.

Headquartered in Greensboro, North Carolina, Honda Aircraft Company, Inc. is a subsidiary of Honda Motor Co. Ltd., established in August 2006 to oversee certification, production, sales and service of HondaJet. More information about HondaJet including complete specifications is available at hondajet.honda.com.

Sales of HondaJet Off to Impressive Start After 3-day NBAA Convention

ORLANDO, Fla., U.S.A., October 19, 2006– Honda Aircraft Company announced that it received well over 100 individual customer orders with deposits for the $3.65 million HondaJet during the National Business Aviation Association (NBAA) convention in Orlando, Florida. The company began sales of its advanced light jet on October 17 and has experienced demand in excess of expectations over three days of sales.

HondaJet

“We are extremely pleased with the early customer response to HondaJet. In addition to the strong demand we have experienced from individuals, we are negotiating with a number of fleet customers as well,” said Michimasa Fujino, president & CEO of Honda Aircraft Co., Inc. “Due to this overwhelming response, we are now considering an increase in our production plan to meet the needs of our customers.”

HondaJet will be produced by the Honda Aircraft Company at a dedicated manufacturing facility in the United States. Toward this end, on October 11 of this year, the company submitted its application for type certification of HondaJet with the Federal Aviation Administration.

Setting new standards for performance, quality and comfort, HondaJet introduces a series of new technologies that signify a revolutionary departure from conventional light jet designs. Its most unique and recognizable feature - the over-the-wing engine mount (OTWEM) configuration - liberates precious fuselage space for increased room in the cabin and cargo stowage, while significantly reducing aerodynamic drag at high speeds for major improvements in performance and fuel efficiency.

HondaJet features a class-topping cruise speed of 420 knots with an IFR range of 1180 nautical miles , and a 30-35 percent gain in fuel efficiency at cruise speed versus other jets of comparable performance. HondaJet’s luxuriously-appointed cabin is about 1-foot longer than even larger light jets and features a fully-private lavatory.

“Clearly, our customers understand that HondaJet creates new value by combining class-leading speed, comfort and fuel efficiency... matched by the promise of Honda’s reputation for the highest quality,” said Fujino.

A sales network incorporating five regional sales groups has been established for sales of HondaJet - HondaJet East, HondaJet Southeast, HondaJet Midwest, HondaJet Southwest and HondaJet Northwest - operating 14 offices around the country to provide HondaJet customers with a superior sales and ownership experience. The company will also establish a network of service facilities within 90-minutes flight time from any location in the U.S.

Honda to Raise Production of Fuel Efficient Civics in North America

Move Will Match Flexible Manufacturing Capacity to Market Demand

On October 23, 2006, Honda will enhance its ability to match flexible manufacturing capacity with market demand in a move that will make it possible to increase North American production¹ of fuel efficient 4-cylinder Civic models in early 2007 by up to 60,000 units on an annual basis.

The most fuel-efficient car company in America², Honda is striving to meet demand for its popular 4-cylinder passenger cars in a timely fashion, since higher fuel prices rekindled consumer interest in fuel economy. Key components of the plan include:

•	From February 2007, production of Pilot sport utility vehicles in Canada will be gradually shifted to Honda’sLincoln, Alabama plant. This will return the Alabama plant’s production to a full annual capacity of 300,000 vehicles and engines and will make it the sole source for both Pilot and Odyssey models after the shift.

•	From April 2007, production of Civic Sedan models will be added for the first time to Honda’s Plant 2 in Alliston, Ontario, Canada, which has produced only light truck models since opening in fall 1998. Plant 1 in Canada already builds Civic Sedans and Coupes. The added Civic production will not impact the plant’s current production capacity of 390,000 units.

“We have been challenged to keep up with record customer demand for our lineup of fuel efficient cars and trucks, “said Dick Colliver, executive vice president of American Honda Motor Co, Inc. “Our flexible production system is a wonderful tool that enables Honda to better meet the demand of our customers and dealers in an efficient and timely way.”

Sales in the U.S. of the hot Civic lineup are up 7.1% through September 2006, over 2005, while overall passenger car sales (up 3.9%) and light truck sales (up 8.2%) are leading American Honda toward a 10th consecutive annual sales record and a 13th straight year of increasing sales.

As previously announced, Honda has added production this year of two light truck models at its Ohio auto plants. Honda’s East Liberty Plant in Ohio began production of the all-new 2007 Honda CR-V in September, and the Marysville Auto Plant began producing the all-new Acura RDX in July, after building only passenger cars since opening in 1982. Increasing production of the Civic will strengthen Honda’s passenger car production in North America and further its ability to meet strong customer demand in a timely manner.

Currently, Honda builds Civic models at two North American plants – the East Liberty Plant and the Alliston Plant. Over the past few months, both plants have added overtime production in an effort to meet customer demand.

Further, on June 28, Honda announced plans to increase its North American capacity to by an additional 200,000units with the construction of an auto plant near Greensburg, Indiana for the production of 4-cylinder vehicles and a 200,000-unit engine plant in Canada to build 4-cylinder engines. These plants are scheduled to begin operation in 2008.

Honda began operations in the U.S. in 1959 with the establishment of American Honda Motor Co., Inc., Honda’s first overseas subsidiary. Honda began U.S. production operations in 1979. Honda has invested more than $8.5 billion in its North American operations with 14 major manufacturing plants, employment of more than 33,000 associates and the annual purchase of more than $16 billion in parts and materials from suppliers in North America. Nearly 8 of 10 Honda and Acura cars and light trucks sold in America are produced in North America.

1	Honda products are produced using domestic and globally-sourced parts
2	Based on model year 2005 CAFE ratings and weighted sales for passenger car and light truck fleets sold in the U.S. by major manufacturers

Ref.#C06-097

Honda Sets All-Time Records for Overseas and Worldwide Production

For the First Half of a Fiscal Year

October 24, 2006 – Honda Motor Co., Ltd., today announced its summary of automobile production, domestic sales, and export results for the first half of fiscal year 2007 (April to September 2006) and for the month of September 2006.

<Production>

First Half of FY2007 (April - September 2006)

For the third consecutive year since FY2005, worldwide production increased during the first half of FY 2007 over the same period of the previous year. Honda set an all-time record for worldwide production for the first half of the fiscal year.

Due to an increase in production of exports, for the third consecutive year since FY2005, domestic production increased during the first half of FY2007 over the same period of the previous year.

Based on production increases in Asia and North America, for the tenth consecutive year since FY1998, overseas production increased compared to the same period of the previous year. Honda set an all-time record for overseas production for the first half of the fiscal year, including record production in North America and Asia.

September 2006

For the fourteenth consecutive month since August 2005, worldwide production increased in September over the same month a year ago. Honda achieved a new monthly record for the month of September.

Due to an increase in production of exports, it is the fourth consecutive month since June 2006 for a year on year increase in domestic production.

Based on production increases in Asia and North America, for the fourteenth consecutive month since August 2005, overseas production increased compared to the same month a year ago. Honda achieved a new monthly record for overseas production for the month of September, including record production in North America. Production in Asia also set an all-time monthly record.

<Domestic Sales>

First Half of FY2007 (April - September 2006)

Total domestic sales declined for the first time in the last three years (since FY2004).

New vehicle registrations declined for the first time in the last three years (FY2004) due to decreased sales of Air Wave and Step Wagon.

Based on increased sales of Zest, which launched in March, mini vehicle sales increased for the third consecutive year since FY2005, compared to the same period of the previous year.

September 2006

As a result of increasing sales of mini vehicles, total domestic sales increased over the same month a year ago for the first time in the last six months (since March 2006).

Due to decreased sales of Air Wave and Step Wagon, it is the sixth consecutive month, since April 2006, for a decline in new vehicle registrations.

Due to an increase in sales of Zest and Life, it is the seventh consecutive month since March 2006 for a year on year increase in mini vehicle sales.

<Vehicle registrations ~ excluding mini vehicle>

For the first time in the last nine months (since December 2005) Fit ranked as the industry’s best selling car among new vehicle registrations for the month of September, with sales of 11,068 units. Stream, which was re-modeled in July, was the industry’s fourth best selling car among new vehicle registration for the month of September, with sales of 10,187 units.

<Mini vehicle ~ under 660cc>

Life ranked as the industry’s third best selling vehicle among mini vehicles, with sales of 12,998 units, ranking Honda’s best selling car for the month of September. Zest, which has enjoyed strong sales, ranked as the industry’s seventh best selling vehicle among mini vehicles for the month of September, with sales of 7,365 units.

<Exports>

First Half of FY2007 (April - September 2006)

Due mainly to an increase in exports to North America, it is the third consecutive year since FY2005 for total exports to increase over the same period of the previous year. Strong sales of the Fit and CR-V contributed to this increase.

September 2006

Due primarily to increased exports for North America, total exports increased for the fourth consecutive month year on year since June 2006.

Production

	*1st Half Fiscal Year 2007		September		Year-to-Date Total (Jan - Sep 2006)
	Units	vs.2006	Units	vs.9/05	Units	vs.2005
Domestic (CBU+CKD)	637,557	+5.7%	119,014	+2.3%	967,140	+1.7%
Overseas (CBU only)	1,155,566	+5.8%	199,932	+6.6%	1,731,677	+7.1%

Worldwide Total	1,793,123	+5.8%	318,946	+5.0%	2,698,817	+5.1%

* (April/01/2006~September/30/2007)

Overseas Production

	*1st Half Fiscal Year 2007		September		Year-to-Date Total (Jan-Sep 2006)
	Units	vs.2006	Units	vs.9/05	Units	vs.2005
North America	686,424	+2.3%	115,152	+3.8%	1,049,540	+3.6%
(USA only)	479,438	+2.2%	80,186	+1.1%	737,866	+4.7%
Europe	91,333	-2.1%	16,967	-4.9%	143,202	+0.7%
Asia	329,072	+14.4%	59,068	+13.1%	468,606	+16.3%
(China only)	179,975	+23.6%	35,997	+34.5%	253,411	+28.0%
Others	48,737	+21.7%	8,745	+33.9%	70,329	+20.9%

Overseas Total	1,155,566	+5.8%	199,932	+6.6%	1,731,677	+7.1%

* (April/01/2006~September/30/2007)

Japan Domestic Sales

	*1st Half Fiscal Year 2007		September		Year-to-Date Total (Jan - Sep 2006)
Vehicle type	Units	vs.2006	Units	vs.9/05	Units	vs.2005
Registrations	197,166	-17.4%	45,644	-11.5%	318,255	-11.5%
Mini Vehicles	149,358	+21.2%	31,634	+34.1%	212,515	+11.5%

Honda Brand Total	346,524	-4.2%	77,278	+2.8%	530,770	-3.6%

* (April/01/2006~September/30/2007)

Exports

	*1st Half Fiscal Year 2007		September		Year-to-Date Total (Jan - Sep 2006)
	Units	vs.2006	Units	vs.9/05	Units	vs.2005
North America	171,721	+41.8%	32,681	+79.3%	256,907	+31.9%
(USA only)	153,418	+42.3%	31,400	+95.5%	229,909	+32.7%
Europe	57,411	-16.2%	7,517	-7.4%	97,592	-7.0%
Asia	8,886	+8.5%	1,668	+4.1%	13,782	+7.2%
Others	61,784	+10.1%	6,031	-44.8%	87,165	+7.6%

Total	299,802	+18.1%	47,897	+23.3%	455,446	+15.7%

* (April/01/2006~September/30/2007)

October 25, 2006

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL SECOND QUARTER AND

THE FIRST HALF ENDED SEPTEMBER 30, 2006

Tokyo, October 25, 2006— Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal second quarter and the fiscal first half ended September 30, 2006.

Second Quarter Results

Honda’s consolidated net income for the fiscal second quarter ended September 30, 2006 totaled JPY 127.9 billion (USD 1,085 million), a decrease of 4.3% from the corresponding period in 2005. Basic net income per Common share for the quarter amounted to JPY 70.05 (USD 0.59), compared to JPY 72.45 for the corresponding period in 2005. One of Honda’s American Depository Shares represents one Common Share.

The Company did a two-for-one stock split for the Company’s common stock effective July 1, 2006. Concurrently, Honda’s common stock-to-ADR exchange ratio was changed from one share of common stock to two ADRs, to one share of common stock to one ADR. Basic net income per common share and ADR were calculated based on the number of common shares after the stock split.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to JPY 2,630.8 billion (USD 22,314 million), an increase of 12.5% from the corresponding period in 2005. This increase was due mainly to increased revenue in automobile business in North America and Asia. Honda estimates that if the exchange rate of the Japanese yen had remained unchanged from the corresponding period in 2005, revenue for the quarter would have increased by approximately 7.2%.

Consolidated operating income for the quarter totaled JPY 193.0 billion (USD 1,637 million), an increase of 18.6% compared to the corresponding period in 2005. This increase in operating income was primarily due to the positive impact of increased profit attributable to higher revenue, continuing cost reduction effects and the currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the change in model mix, the soaring raw material costs, the increased SG&A expenses and the increased R&D expenses.

Consolidated income before income taxes and equity in income of affiliates for the quarter totaled JPY 158.8 billion (USD 1,348 million), a decrease of 6.2% from the corresponding period in 2005. This decrease was primarily due to the loss on derivative instruments.

Equity in income of affiliates, which is mainly attributable to increased sales in automobile business in China, amounted to JPY 27.4 billion (USD 233 million) for the quarter, an increase of 5.3% from the corresponding period in 2005.

Business Segment

With respect to Honda’s sales for the fiscal second quarter by business segment, unit sales of motorcycles totaled 2,816 thousand units, an increase of 13.1% from the corresponding period in 2005. Unit sales in Japan was 98 thousand units, a decrease of 5.8%. Overseas unit sales was 2,718 thousand units, an increase of 14.0%*, due mainly to the healthy unit sales in India and Brazil, offsetting the negative impact of the decrease in unit sales of parts for local production at Honda’s affiliates accounted for under the equity method in Indonesia which was caused by a decline in the market environment. Revenue from unaffiliated customers increased 16.6%, to JPY 335.5 billion (USD 2,846 million) from the corresponding period in 2005, due mainly to the increased unit sales and the positive impact of the currency translation effects. Operating income increased by 8.3 % to JPY 32.0 billion (USD 272 million) from the corresponding period in 2005, due mainly to the positive impact of the increased profit attributable to higher revenue and the currency effects caused by the depreciation of the Japanese yen, offsetting the negative impact of the increased SG&A expenses.

*	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or such subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results. Such products amounted to approximately 560 thousand units for the quarter.

Honda’s unit sales of automobiles was 884 thousand units, increased by 6.0% from the corresponding period in 2005. In Japan, unit sales decreased 6.6% to 171 thousand units. Overseas unit sales increased 9.5% to 713 thousand units, due to the increased unit sales in North America attributable to good sales of, for example, the Civic and the Fit and the increase in unit sales of parts for local production at Honda’s affiliates accounted for under the equity method in China. Revenue from unaffiliated customers increased 10.9% to JPY 2,098.8 billion (USD 17,802 million) from the corresponding period in 2005, due to the increased unit sales and the positive impact of the currency translation effects. Operating income increased 29.5% to JPY 130.8 billion (USD 1,110 million) from the corresponding period in 2005, due mainly to the positive impact of the increased profit attributable to higher revenue, the change in sales price in North America, continuing cost reduction effects, the decreased SG&A expenses and the currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the change in model mix and the soaring raw material costs.

Revenue from unaffiliated customers in financial services business increased 30.7% to JPY 98.0 billion (USD 832 million) from the corresponding period in 2005, due to the increased sale attributable to the increase of finance subsidiaries-receivables from the growth of automobile business in North America and the positive impact of the currency translation effects. Operating income decreased 8.7% to JPY 22.6 billion (USD 192 million) from the corresponding period in 2005, due primarily to the negative impacts of the increase in funding costs and SG&A expenses, despite the positive impact of the increased profit from attributable to higher revenue due to an increased finance subsidiaries-receivables from the growth of business and the currency effects caused by the depreciation of the Japanese yen.

Honda’s unit sales of power products was 1,187 thousand units, up by 4.0 % from the corresponding period in 2005. In Japan, unit sales totaled 127 thousand units, an increase of 7.6%. Overseas unit sales was 1,060 thousand units, an increase of 3.6%, due mainly to the positive impact of the increased unit sales of general-purpose engines in North America and Asia. Revenue from unaffiliated customers in power product and other businesses increased by 19.7% to JPY 98.4 billion (USD 835 million) from the corresponding period in 2005, due mainly to the increased unit sales of power products and the positive impact of the currency translation effects. Operating income was JPY 7.4 billion (USD 63 million), which was approximately the same level as the corresponding period in 2005. This was primarily due to the positive impact of the increased profit attributable to higher revenue and the currency effects caused by the depreciation of the Japanese yen, which exactly offset the negative impact of the increased SG&A expenses.

Geographical Segment

With respect to Honda’s sales for the fiscal second quarter by geographical segment, in Japan, revenue for domestic and exports sales was JPY 1,175.8 billion (USD 9,973 million), up by 9.0% compared to the corresponding period in 2005, due primarily to the increased revenue from exports in automobile business, which offset the negative impact of the decreased unit sales in domestic automobile business. Operating income was JPY 68.9 billion (USD 585 million) from the corresponding period in 2005, up by 9.6%, due primarily to the positive impact of the increased profit attributable to higher revenue, continuing cost reduction effects and the currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the change in model mix, the soaring raw material costs and the increased SG&A expenses.

In North America, revenue increased by 12.5% to JPY 1,421.0 billion (USD 12,053 million) from the corresponding period in 2005, due mainly to the increased unit sales in automobile and power product businesses and the positive impact of the currency translation effects. Operating income increased by 39.7% to JPY 95.7 billion (USD 812 million) from the corresponding period in 2005, due primarily to the positive impact of the increased profit attributable to higher revenue, the change in sales price in automobile business, the decreased SG&A expenses and the currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the soaring raw material costs, the increased sales incentives and the change in model mix.

In Europe, revenue increased by 16.4% to JPY 310.7 billion (USD 2,636 million) compared to the corresponding period in 2005, due primarily to the increased unit sales in automobile business and the positive impact of the currency translation effects. Operating income increased by 1,009.2% to JPY 9.0 billion (USD 77 million) from the corresponding period in 2005, due mainly to the positive impact of the increased profit attributable to higher revenue, continuing cost reduction effects and the currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the change in model mix.

In Asia, revenue increased by 35.6% to JPY 313.5 billion (USD 2,659 million) from the corresponding period in 2005, due primarily to the increased unit sales in all of the business segments and the positive impact of the currency translation effects. Operating income increased by 15.4% to JPY 18.2 billion (USD 155 million) from the corresponding period in 2005, due mainly to the positive impact of the increased profit attributable to higher revenue and the currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the increased SG&A expenses.

In Asia, in addition to subsidiaries, many affiliates accounted for under the equity method manufacture and sell Honda-brand products. Operating income does not include income from these affiliates. Income from these affiliates is recorded as equity in income of affiliates and reflected in net income.

In other regions, revenue increased by 33.8% to JPY 196.3 billion (USD 1,665 million) compared to the corresponding period in 2005, due mainly to the increased unit sales in all of the business segments and the positive impact of the currency translation effects. Operating income increased by 41.5% to JPY 21.4 billion (USD 182 million) from the corresponding period in 2005, due mainly to the positive impact of the increased profit attributable to higher revenue and the currency effects caused by the depreciation of the Japanese yen, offsetting the negative impact of the increased SG&A expenses.

First Half-Year Results

Honda’s consolidated net income for the fiscal first half year ended September 30, 2006 totaled JPY 271.3 billion (USD 2,301 million), an increase of 11.0% from the corresponding period in 2005. Basic net income per Common share for the period amounted to JPY 148.52 (USD 1.26), compared to JPY 132.32 for the corresponding period in 2005. One of Honda’s American Depository Shares represents one Common Share.

The Company did a two-for-one stock split for the Company’s common stock effective July 1, 2006. Concurrently, Honda’s common stock-to-ADR exchange ratio was changed from one share of common stock to two ADRs, to one share of common stock to one ADR. Basic net income per common share and ADR were calculated based on the number of common shares after the stock split.

Consolidated revenue for the period amounted to JPY 5,230.5 billion (USD 44,365 million), an increase of 13.7% from the corresponding period in 2005. Honda estimates that if the exchange rate of the Japanese yen had remained unchanged from the corresponding period in 2005, revenue for the period would have increased by approximately 7.5%.

Consolidated operating income for the period totaled JPY 396.5 billion (USD 3,363 million), an increase of 19.1% compared to the corresponding period in 2005. This increase in operating income was primarily due to the positive impact of the increased profit attributable to higher revenue, continuing cost reduction effects and the currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the change in model mix, the soaring raw material costs and increased SG&A expenses.

Consolidated income before income taxes and equity in income of affiliates for the period totaled JPY 345.8 billion (USD 2,934 million), an increase of 10.3% from the corresponding period in 2005.

Equity in income of affiliates amounted to JPY 57.6 billion (USD 489 million) for the period, an increase of 22.1% from the corresponding period in 2005.

Business Segment

With respect to Honda’s sales for the fiscal first half year by business segment, unit sales of motorcycles totaled 5,196 thousand units, an increase of 2.5% from the corresponding period in 2005. Unit sales in Japan was 187 thousand units, a decrease of 6.0%. Overseas unit sales was 5,009 thousand units, an increase of 2.8%*, due mainly to an increase in unit sales in other regions. Revenue from unaffiliated customers increased 17.2%, to JPY 645.6 billion (USD 5,476 million) from the corresponding period in 2005, due mainly to the increased unit sales and the positive impact of the currency translation effects. Operating income increased by 13.2 % to JPY 45.2 billion (USD 384 million) from the corresponding period in 2005, due mainly to the positive impacts of the increased profit attributable to higher revenue and the currency effects caused by the depreciation of the Japanese yen, offsetting the negative impact of the increased SG&A expenses.

*	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or such subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results. Such products amounted to approximately 1,060 thousand units for the period.

Honda’s unit sales of automobiles was 1,780 thousand units, increased by 6.3% from the corresponding period in 2005. In Japan, unit sales decreased 6.6% to 327 thousand units. Overseas unit sales increased 9.7% to 1,453 thousand units, due mainly to the increased unit sales in North America, Europe, Asia and other regions. Revenue from unaffiliated customers increased 12.2% to JPY 4,194.4 billion (USD 35,576 million) from the corresponding period in 2005, due to the increased unit sales and the positive impact of the currency translation effects. Operating income increased 20.0% to JPY 280.9 billion (USD 2,383 million) from the corresponding period in 2005, due mainly to the positive impact of the increased profit attributable to higher revenue, continuing cost reduction effects and the currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the change in model mix, the soaring raw material costs and the increased SG&A expenses.

Revenue from unaffiliated customers in financial services business increased 30.8% to JPY 188.0 billion (USD 1,595 million) from the corresponding period in 2005. Operating income increased 16.3% to JPY 51.8 billion (USD 440 million) from the corresponding period in 2005, due mainly to the positive impact of the increased profit attributable to higher revenue, the decreased SG&A expenses and the currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the increase in funding costs.

Honda’s unit sales of power products was 2,911 thousand units, up by 11.0 % from the corresponding period in 2005. In Japan, unit sales totaled 264 thousand units, an increase of 10.5%. Overseas unit sales was 2,647 thousand units, an increased of 11.0%, due mainly to the increased unit sales in North America and Europe. Revenue from unaffiliated customers in power product and other businesses increased by 19.9% to JPY 202.4 billion (USD 1,717 million) from the corresponding period in 2005, due mainly to the increased unit sales of power products and the positive impact of the currency translation effects. Operating income was JPY 18.4 billion (USD 157 million), an increase of 29.1% from the corresponding period in 2005, due mainly to the positive impact of the increased profit attributable to higher revenue and the currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the increased SG&A expenses.

Geographical Segment

With respect to Honda’s sales for the fiscal first half year by geographical segment, in Japan, revenue for domestic and exports sales was JPY 2,285.1 billion (USD 19,382 million), up by 6.8% compared to the corresponding period in 2005, due primarily to the increased revenue from exports in automobile business, which offset the negative impact of the decreased unit sales in domestic automobile business. Operating income was JPY 117.9 billion (USD 1,000 million) from the corresponding period in 2005, up by 7.0%, due primarily to the positive impact of the increased profit attributable to higher revenue, continuing cost reduction effects and the currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the change in model mix, the soaring raw material costs and the increased SG&A expenses.

In North America, revenue increased by 15.0% to JPY 2,888.9 billion (USD 24,504 million) from the corresponding period in 2005, due mainly to the increased unit sales in automobile and power product businesses and the positive impact of the currency translation effects. Operating income increased by 48.8% to JPY 210.2 billion (USD 1,783 million) from the corresponding period in 2005, due primarily to the positive impact of the increased profit attributable to higher revenue, the decreased SG&A expenses and the currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the change in model mix and the soaring raw material costs.

In Europe, revenue increased by 12.7% to JPY 635.9 billion (USD 5,394 million) compared to the corresponding period in 2005, due primarily to the increased unit sales in automobile and power product businesses and the positive impact of the currency translation effects. Operating income increased by 14.3% to JPY 15.5 billion (USD 132 million) from the corresponding period in 2005, due mainly to the positive impact of the increased profit attributable to higher revenue, continuing cost reduction effects and the currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the change in model mix and the increased SG&A expenses.

In Asia, revenue increased by 29.9% to JPY 601.0 billion (USD 5,098 million) from the corresponding period in 2005, due primarily to the increased unit sales in motorcycle and automobile businesses and the positive impact of the currency translation effects. Operating income increased by 7.7% to JPY 37.6 billion (USD 320 million) from the corresponding period in 2005, due mainly to the positive impact of the increased profit attributable to higher revenue and the currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the increased SG&A expenses.

In Asia, in addition to subsidiaries, many affiliates accounted for under the equity method manufacture and sell Honda-brand products. Operating income does not include income from these affiliates. Income from these affiliates is recorded as equity in income of affiliates and reflected in net income.

In other regions, revenue increased by 41.5% to JPY 373.2 billion (USD 3,166 million) compared to the corresponding period in 2005, due mainly to the increased unit sales in all of the business segments and the positive impact of the currency translation effects. Operating income increased by 27.4% to JPY 36.6 billion (USD 311 million) from the corresponding period in 2005, due mainly to the positive impact of the increased profit attributable to higher revenue and the currency effects caused by the depreciation of the Japanese yen, offsetting the negative impact of the increased SG&A expenses.

Consolidated Statements of Cash Flows for the Fiscal First Half

Cash and cash equivalents at the end of the period from April 1, 2006 through September 30, 2006 increased by JPY 45.1 billion (USD 383 million) from March 31, 2006, to JPY 792.4 billion (USD 6,722 million). The reasons for the increases or decreases for each cash flow activity are as follows.

Cash flows from operating activities

Net cash provided by operating activities amounted to JPY 454.9 billion (USD 3,859 million) for the fiscal first half ended September 30, 2006, mainly attributable to net income and decrease in trade accounts and notes receivable, which offset decrease in trade accounts and notes payable. Cash inflows from operating activities increased by JPY 134.4 billion (USD 1,140 million) compared with the corresponding period in 2005.

Cash flows from investing activities

Net cash used in investing activities amounted to JPY 769.5 billion (USD 6,527 million), due mainly to capital expenditures and acquisitions of finances subsidiaries-receivables, which exceeded collections of finance subsidiaries-receivables and proceeds from finance subsidiaries-receivables. Cash outflows from investing activities increased by JPY 317.2 billion (USD 2,691 million) compared with the corresponding period in 2005.

Cash flows from financing activities

Net cash provided by financing activities amounted to JPY 350.2 billion (USD 2,971 million), which was attributable to proceeds from long-term debt and increase in short-term debt, which exceeded repayment of long-term debt and cash dividends paid. Cash inflows from financing activities increased by JPY283.5 billion (USD 2,405 million) compared with the corresponding period in 2005.

Supplemental information for cash flows

	FY2004 Year-end	FY2005 1st half	FY2005 Year-end	FY2006 1st half
Shareholders’ equity ratio (%)	35.3	36.7	39.0	38.9
Shareholders’ equity ratio (%) on a market price basis	53.5	60.3	63.3	65.0
Repayment period (years)	3.7	4.8	5.6	4.1
Non-financial services businesses (years)	0.4	0.4	0.4	0.2
Interest coverage ratio	10.3	7.8	6.8	7.6
Non-financial services businesses	56.8	41.0	47.7	55.8

•	Shareholders’ equity ratio: shareholders’ equity / total assets

•	Shareholders’ equity ratio on a market price basis: issued common stock stated at market price / total assets

•	Repayment period: interest bearing debt / cash flows from operating activities

•	Interest coverage ratio: (cash flows from operating activities + interest paid) / interest paid

Explanatory notes:

1.	All figures are calculated based on the information included in the consolidated financial statements.

2.	Cash flows from operating activities are obtained from the consolidated statement of cash flows. Interest bearing debt represents Honda’s outstanding debt with interest payments, which are included on the consolidated balance sheets. Interest bearing debt and cash flow from operating activities for the non-financial services businesses are obtained from the consolidated balance sheets and consolidated statements of cash flows which are separated by non-financial services businesses and finance subsidiaries.

Management has classified cash dividends received from affiliates in operating activities in the consolidated statements of cash flows. Consequently management has revised the consolidated statements of cash flows for the fiscal first half ended September 30, 2005 to include such cash dividends in operating activities, instead of investing activities, to achieve a comparable presentation for all periods presented herein.

Forecasts for the Fiscal Year Ending March 31, 2007

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2007, Honda projects consolidated and unconsolidated results to be as shown below:

FY2007 Forecasts for Consolidated Results

Fiscal year ending March 31, 2007

	Yen (billions)	Changes from FY 2006
Net sales and other operating revenue	11,000	+11.0%
Operating income	820	- 5.6%
Income before income taxes and equity in income of affiliates	745	- 8.5%
Net income	555	- 7.0%
Basic net income per Common share	304.33	—

FY2007 Forecasts for Unconsolidated Results

Fiscal year ending March 31, 2007

	Yen (billions)	Changes from FY 2006
Net sales	4,010	+6.7%
Operating income	200	- 16.6%
Ordinary income	325	+1.0%
Net income	265	- 12.2%

These forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar and the Euro for the second half year ending March 31, 2007 will be JPY 115 and JPY 145 and for the full year ending March 31, 2007, JPY 115 and JPY 145, respectively.

Dividend per Share of Common Stock for Fiscal Year 2007

During the year ending March 31, 2007, the Company decided to distribute the interim cash dividend of JPY 30 per share as of the record dated September 30, 2006. It also intends to distribute third quarter and the year-end cash dividends of JPY 17 per share of the record date on December 31, 2006 and March 31, 2007, respectively. As a result, total cash dividends for the year ending March 31, 2007 are planned to be JPY 64 per share. The Company did a two-for-one stock split for the Company’s common stock effective July 1, 2006. Had the stock split not been carried out, interim dividends would have corresponded to JPY 60 per share, an increase of JPY 20 per share for the interim dividends paid during the previous fiscal year, and annual dividends would have corresponded to JPY 128, an increase of JPY 28 per share from the annual dividends paid for fiscal 2006.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could materially differ from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time. The various factors for increases and decreases in income have been classified in accordance with a method that Honda considers reasonable.

Risk Factors

You should carefully consider the risks described below before making an investment decision. If any of the risks described below actually occurs, Honda’s business, financial condition or results of operations could be adversely affected. In that event, the trading prices of Honda’s common stock and American Depositary Shares could decline, and you may lose all or part of your investment. Additional risks not currently known to Honda or that Honda now deems immaterial may also harm Honda and affect your investment.

Relating to Honda’s Industry

Honda may be adversely affected by market conditions

Honda conducts its operations in Japan and throughout the world, including North America, Europe and Asia. A continued economic slowdown, recession or sustained loss of consumer confidence in these markets, which may be caused by rising fuel prices or other factors, could trigger a decline in demand for automobiles, motorcycles and power products that may adversely affect Honda’s results of operations.

Prices for automobiles, motorcycles and power products can be volatile

Prices for automobiles, motorcycles and power products in certain markets may experience sharp changes over short periods of time. This volatility is caused by many factors, including increasingly fierce competition, short-term fluctuations in demand from underlying economic conditions, changes in import regulations, shortages of certain supplies, high material prices and sales incentives by Honda or other manufacturers or dealers. There can be no assurance that such price volatility will not continue or intensify or that price volatility will not occur in markets that to date have not experienced such volatility. Overcapacity within the industry has increased and will likely continue to increase if the economic downturn continues in Honda’s major markets or worldwide, leading, potentially, to further increased price pressure. Price volatility in any or all of Honda’s markets could adversely affect Honda’s results of operations in a particular period.

General Risks Relating to Honda’s Business

Currency and Interest Rate Risks

Honda’s operations are subject to currency fluctuations

Honda has manufacturing operations throughout the world, including Japan, and exports products and components to various countries. Honda purchases materials and parts, and sells its products in foreign currencies. Therefore, currency fluctuations may affect Honda’s pricing of products sold and materials purchased. Accordingly, currency fluctuations have an effect on Honda’s results of operations and financial condition, as well as Honda’s competitiveness, which will over time affect its results. Since Honda exports many products and components from Japan and generates a substantial portion of its revenues in currencies other than the yen, Honda’s results of operations would be adversely affected by an appreciation of the yen against other currencies, particularly the U.S. dollar.

Honda’s hedging of currency and interest rate risk exposes Honda to other risks

Although it is impossible to hedge against all currency or interest risk, Honda uses derivative financial instruments to reduce the substantial effects of currency fluctuations and interest rate exposure on its cash flow and financial condition. These instruments include foreign currency forward contracts, currency swap agreements and currency option contracts, as well as interest rate swap agreements. Honda has entered into, and expects to continue to enter into, such hedging arrangements. As with all hedging instruments, there are risks associated with the use of such instruments. While limiting to some degree our risk fluctuations in currency exchange and interest rates by utilizing such hedging instruments, Honda potentially forgoes benefits that might result from other fluctuations in currency exchange and interest rates. Honda also is exposed to the risk that its counterparties to hedging contracts will default on their obligations. Honda manages exposure to counterparty credit risk by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. However, any default by such counterparties might have an adverse effect on Honda.

Legal and Regulatory Risks

The automobile, motorcycle and power product industries are subject to extensive environmental and other governmental regulation

Regulations regarding vehicle emission levels, fuel economy, noise, safety and noxious substances, as well as levels of pollutants from production plants, are extensive within the automobile, motorcycle and power product industries. These regulations are subject to change, and are often made more restrictive. The costs to comply with these regulations can be significant to Honda’s operations.

Honda is reliant on the protection and preservation of its intellectual property

Honda owns or otherwise has rights in a number of patents and trademarks relating to the products it manufactures, which have been obtained over a period of years. These patents and trademarks have been of value in the growth of Honda’s business and may continue to be of value in the future. Honda does not regard any of its businesses as being dependent upon any single patent or related group of patents. However, an inability to protect this intellectual property generally, or the illegal breach of some or a large group of Honda’s intellectual property rights, would have an adverse effect on Honda’s operations.

Risks Relating to Honda’s Operations

Honda’s financial services business conducts business under highly competitive conditions in an industry with inherent risks

Honda’s financial services business offers customers various financing plans designed to increase the opportunity for sales of its products. However, customers can also obtain financing for the lease or purchase of Honda’s products through a variety of other sources that compete with its financing services, including commercial banks and finance and leasing companies. The financial services offered by us also involve risks relating to residual value, credit risk and cost of capital. Competition for customers and/or these risks that are specific to the financing business may affect Honda’s results of operations in the future.

Honda relies on various suppliers for the provision of certain raw materials and components

Honda purchases raw materials, and certain components and parts, from numerous external suppliers, and relies on some key suppliers for some items and the raw materials it uses in the manufacture of its products. Honda’s ability to continue to obtain these supplies in an efficient and cost-effective manner is subject to a number of factors, some of which are not within Honda’s control. These factors include the ability of its suppliers to provide a continued source of supply and Honda’s ability to compete with other users in obtaining the supplies. Loss of a key supplier in particular may affect our production and increase our costs.

Honda conducts its operations in various regions of the world

Honda conducts its businesses worldwide and in several countries through joint ventures with local entities, in part due to the legal and other requirements of those countries. These businesses are subject to various regulations, including the legal and other requirements of each country. If these regulations or the business conditions or policies of these local entities change, it may have an adverse affect on Honda’s business, financial condition or results of operations.

Honda may be adversely affected by wars, use of force by foreign countries, terrorism, multinational conflicts, political instability, natural disasters, epidemics and labor strikes

Honda conducts its businesses worldwide, and its operations may variously be subject to wars, use of force by foreign countries, terrorism, multinational conflicts, political instability, natural disasters, epidemics, labor strikes and other events beyond its control which may delay or disrupt Honda’s local operations in the affected regions, including the purchase of raw materials and parts, the manufacture, sales and distribution of products and the provision of services. Delays or disruptions in one region may in turn affect our global operations. If such delay or disruption occurs and continues for a long period of time, Honda’s business, financial condition or results of operations may be adversely affected.

Honda undertakes no obligation and has no intention to publicly update any forward-looking statement after the date of this document. Investors are advised to consult any further disclosures by Honda in its subsequent filings pursuant to the Securities and Exchange Act of 1934.

[1] Unit Sales Breakdown

	Unit (thousands)
	Three months ended Sep. 30, 2005	Three months ended Sep. 30, 2006	Six months ended Sep. 30, 2005	Six months ended Sep. 30, 2006
MOTORCYCLES
Japan	104	98	199	187
	(104)	(98)	(199)	(187)
North America	159	143	244	232
	(80)	(70)	(128)	(123)
Europe	78	71	194	176
	(74)	(69)	(188)	(171)
Asia	1,833	2,163	3,932	3,972
	(1,833)	(2,163)	(3,932)	(3,972)
Other Regions	315	341	501	629
	(312)	(337)	(493)	(622)

Total	2,489	2,816	5,070	5,196
	(2,403)	(2,737)	(4,940)	(5,075)

AUTOMOBILES
Japan	183	171	350	327
North America	394	411	814	867
Europe	73	79	145	150
Asia	134	163	267	316
Other Regions	50	60	98	120

Total	834	884	1,674	1,780

POWER PRODUCTS
Japan	118	127	239	264
North America	464	494	1,254	1,465
Europe	266	254	524	636
Asia	197	207	441	369
Other Regions	96	105	165	177

Total	1,141	1,187	2,623	2,911

Explanatory notes:

1.	The geographical breakdown of unit sales is based on the location of unaffiliated customers.

2.	Figures in brackets represent unit sales of motorcycles only.

[2] Net Sales Breakdown

(A) For the three months ended September 30, 2005 and 2006

	Yen (millions)
	Three months ended Sep. 30, 2005		Three months ended Sep. 30, 2006
MOTORCYCLE BUSINESS
Japan	27,052	(9.4)%	25,970	(7.7)%
North America	78,123	(27.1)%	83,120	(24.8)%
Europe	42,099	(14.6)%	41,705	(12.4)%
Asia	74,980	(26.1)%	95,303	(28.4)%
Other Regions	65,501	(22.8)%	89,402	(26.7)%

Total	287,755	(100.0)%	335,500	(100.0)%

AUTOMOBILE BUSINESS
Japan	383,840	(20.3)%	357,086	(17.0)%
North America	1,056,463	(55.8)%	1,176,651	(56.1)%
Europe	175,166	(9.3)%	216,500	(10.3)%
Asia	185,528	(9.8)%	225,100	(10.7)%
Other Regions	91,662	(4.8)%	123,493	(5.9)%

Total	1,892,659	(100.0)%	2,098,830	(100.0)%

FINANCIAL SERVICES BUSINESS
Japan	5,415	(7.2)%	5,365	(5.5)%
North America	65,674	(87.6)%	86,958	(88.7)%
Europe	2,070	(2.8)%	3,153	(3.2)%
Asia	470	(0.6)%	692	(0.7)%
Other Regions	1,377	(1.8)%	1,884	(1.9)%

Total	75,006	(100.0)%	98,052	(100.0)%

POWER PRODUCT & OTHER BUSINESSES
Japan	29,957	(36.4)%	38,768	(39.4)%
North America	29,715	(36.1)%	29,740	(30.2)%
Europe	12,251	(14.9)%	16,160	(16.4)%
Asia	6,060	(7.4)%	8,723	(8.8)%
Other Regions	4,267	(5.2)%	5,101	(5.2)%

Total	82,250	(100.0)%	98,492	(100.0)%

TOTAL
Japan	446,264	(19.1)%	427,189	(16.2)%
North America	1,229,975	(52.6)%	1,376,469	(52.3)%
Europe	231,586	(9.9)%	277,518	(10.5)%
Asia	267,038	(11.4)%	329,818	(12.5)%
Other Regions	162,807	(7.0)%	219,880	(8.5)%

Total	2,337,670	(100.0)%	2,630,874	(100.0)%

[2] Net Sales Breakdown

(B) For the six months ended September 30, 2005 and 2006

	Yen (millions)
	Six months ended Sep. 30, 2005		Six months ended Sep. 30, 2006
MOTORCYCLE BUSINESS
Japan	53,584	(9.7)%	52,846	(8.2)%
North America	129,212	(23.5)%	139,483	(21.6)%
Europe	108,477	(19.7)%	106,714	(16.5)%
Asia	150,275	(27.3)%	178,273	(27.6)%
Other Regions	109,394	(19.8)%	168,330	(26.1)%

Total	550,942	(100.0)%	645,646	(100.0)%

AUTOMOBILE BUSINESS
Japan	728,142	(19.5)%	686,984	(16.4)%
North America	2,127,720	(56.9)%	2,433,068	(58.0)%
Europe	343,209	(9.2)%	407,388	(9.7)%
Asia	360,274	(9.6)%	425,564	(10.1)%
Other Regions	179,285	(4.8)%	241,432	(5.8)%

Total	3,738,630	(100.0)%	4,194,436	(100.0)%

FINANCIAL SERVICES BUSINESS
Japan	10,529	(7.3)%	10,772	(5.7)%
North America	125,315	(87.2)%	166,114	(88.3)%
Europe	4,541	(3.2)%	5,948	(3.2)%
Asia	905	(0.6)%	1,318	(0.7)%
Other Regions	2,469	(1.7)%	3,888	(2.1)%

Total	143,759	(100.0)%	188,040	(100.0)%

POWER PRODUCT & OTHER BUSINESSES
Japan	58,126	(34.4)%	72,679	(35.9)%
North America	60,642	(35.9)%	67,197	(33.2)%
Europe	30,345	(18.0)%	36,825	(18.2)%
Asia	11,820	(7.0)%	16,679	(8.2)%
Other Regions	7,985	(4.7)%	9,096	(4.5)%

Total	168,918	(100.0)%	202,476	(100.0)%

TOTAL
Japan	850,381	(18.5)%	823,281	(15.7)%
North America	2,442,889	(53.1)%	2,805,862	(53.6)%
Europe	486,572	(10.6)%	556,875	(10.6)%
Asia	523,274	(11.4)%	621,834	(11.9)%
Other Regions	299,133	(6.4)%	422,746	(8.2)%

Total	4,602,249	(100.0)%	5,230,598	(100.0)%

Explanatory notes:

1.	The geographical breakdown of net sales is based on the location of unaffiliated customers.

2.	Net sales of power product & other businesses include revenue from sales of power products and relevant parts, leisure businesses and trading.

[3] Consolidated Financial Summary

For the three months and six months ended September 30, 2005 and 2006

Financial Highlights

	Yen (millions)
	Three months ended Sep. 30, 2005	% Change	Three months ended Sep. 30, 2006	Six months ended Sep. 30, 2005	% Change	Six months ended Sep. 30, 2006
Net sales and other operating revenue	2,337,670	12.5%	2,630,874	4,602,249	13.7%	5,230,598
Operating income	162,694	18.6%	193,024	333,087	19.1%	396,545
Income before income taxes and equity in income of affiliates	169,392	-6.2%	158,888	313,700	10.3%	345,872
Net income	133,708	-4.3%	127,909	244,374	11.0%	271,311

	Yen
Basic net income per Common share	72.45		70.05	132.32		148.52
American depositary share	72.45		70.05	132.32		148.52

	U.S. Dollar (millions)
			Three months ended Sep. 30, 2006			Six months ended Sep. 30, 2006
Net sales and other operating revenue			22,314			44,365
Operating income			1,637			3,363
Income before income taxes and equity in income of affiliates			1,348			2,934
Net income			1,085			2,301

	U.S. Dollar
Basic net income per Common share			0.59			1.26
American depositary share			0.59			1.26

Explanatory note:

The Company did a two-for-one stock split for the Company’s common stock effective July 1, 2006. Concurrently, Honda’s common stock-to-ADR exchange ratio was changed from one share of common stock to two ADRs, to one share of common stock to one ADR. Basic net income per common stock and ADR were calculated based on the number of common shares after the stock split.

[4] Consolidated Statements of Income

(A) For the three months ended September 30, 2005 and 2006

	Yen (millions)
	Three months ended Sep. 30, 2005	Three months ended Sep. 30, 2006
Net sales and other operating revenue	2,337,670	2,630,874
Operating costs and expenses:
Cost of sales	1,644,719	1,884,533
Selling, general and administrative	405,797	424,686
Research and development	124,460	128,631
Operating income	162,694	193,024

Other income:
Interest	4,565	9,991
Other	18,580	4,308
Other expenses:
Interest	3,003	2,944
Other	13,444	45,491

Income before income taxes and equity in income of affiliates	169,392	158,888

Income tax (benefit) expense:
Current	88,310	67,311
Deferred	(26,562)	(8,890)

Income before equity in income of affiliates	107,644	100,467

Equity in income of affiliates	26,064	27,442

Net income	133,708	127,909

	Yen
Basic net income per
Common share	72.45	70.05
American depositary share	72.45	70.05

[4] Consolidated Statements of Income - continued

(B) For the six months ended September 30, 2005 and 2006

	Yen (millions)
	Six months ended Sep. 30, 2005	Six months ended Sep. 30, 2006
Net sales and other operating revenue	4,602,249	5,230,598
Operating costs and expenses:
Cost of sales	3,235,849	3,745,799
Selling, general and administrative	786,273	843,308
Research and development	247,040	244,946

Operating income	333,087	396,545
Other income:
Interest	9,926	20,125
Other	4,516	5,334
Other expenses:
Interest	6,737	6,682
Other	27,092	69,450

Income before income taxes and equity in income of affiliates	313,700	345,872

Income tax (benefit) expense:
Current	149,531	134,444
Deferred	(32,998)	(2,248)

Income before equity in income of affiliates	197,167	213,676

Equity in income of affiliates	47,207	57,635

Net income	244,374	271,311

	Yen
Basic net income per
Common share	132.32	148.52
American depositary share	132.32	148.52

Explanatory note:

The Company did a two-for-one stock split for the Company’s common stock effective July 1, 2006. Concurrently, Honda’s common stock-to-ADR exchange ratio was changed from one share of common stock to two ADRs, to one share of common stock to one ADR. Basic net income per common stock and ADR were calculated based on the number of common shares after the stock split.

[5] Consolidated Balance Sheets

	Yen (millions)			Yen (millions)
	Mar. 31, 2006	Sep. 30, 2006	change	Sep. 30, 2005	change
Assets
Current assets:
Cash and cash equivalents	747,327	792,489	45,162	731,199	61,290
Trade accounts and notes receivable	963,320	796,245	(167,075)	672,160	124,085
Finance subsidiaries-receivables, net	1,230,912	1,471,967	241,055	1,214,243	257,724
Inventories	1,036,304	1,109,412	73,108	941,161	168,251
Deferred income taxes	198,033	198,848	815	225,255	(26,407)
Other current assets	450,002	469,075	19,073	372,583	96,492

Total current assets	4,625,898	4,838,036	212,138	4,156,601	681,435

Finance subsidiaries-receivables, net	2,982,425	3,290,975	308,550	2,909,017	381,958

Investments and advances:
Investments in and advances to affiliates	408,993	426,029	17,036	377,682	48,347
Other, including marketable equity securities	298,460	250,095	(48,365)	310,285	(60,190)

Total investments and advances	707,453	676,124	(31,329)	687,967	(11,843)

Property, plant and equipment, at cost:
Land	384,447	402,338	17,891	370,472	31,866
Buildings	1,149,517	1,217,806	68,289	1,062,707	155,099
Machinery and equipment	2,562,507	2,700,806	138,299	2,341,808	358,998
Construction in progress	115,818	201,600	85,782	153,614	47,986

	4,212,289	4,522,550	310,261	3,928,601	593,949
Less accumulated depreciation and amortization	2,397,022	2,548,790	151,768	2,270,024	278,766

Net property, plant and equipment	1,815,267	1,973,760	158,493	1,658,577	315,183

Other assets	440,638	423,562	(17,076)	470,517	(46,955)

Total assets	10,571,681	11,202,457	630,776	9,882,679	1,319,778

[5] Consolidated Balance Sheets – continued

	Yen (millions)			Yen (millions)
	Mar. 31, 2006	Sep. 30, 2006	change	Sep. 30, 2005	change
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term debt	693,557	1,221,228	527,671	725,771	495,457
Current portion of long-term debt	657,645	749,127	91,482	567,250	181,877
Trade payables:
Notes	31,698	26,890	(4,808)	24,684	2,206
Accounts	1,099,902	1,031,255	(68,647)	931,950	99,305
Accrued expenses	930,115	951,445	21,330	947,571	3,874
Income taxes payable	110,160	62,644	(47,516)	80,505	(17,861)
Other current liabilities	466,332	481,845	15,513	435,155	46,690

Total current liabilities	3,989,409	4,524,434	535,025	3,712,886	811,548

Long-term debt, excluding current portion	1,879,000	1,745,205	(133,795)	1,800,814	(55,609)
Other liabilities	577,522	576,037	(1,485)	742,313	(166,276)

Total liabilities	6,445,931	6,845,676	399,745	6,256,013	589,663

Stockholders’ equity:
Common stock	86,067	86,067	—	86,067	—
Capital surplus	172,529	172,529	—	172,531	(2)
Legal reserves	35,811	37,332	1,521	35,516	1,816
Retained earnings	4,267,886	4,482,612	214,726	4,018,709	463,903
Accumulated other comprehensive income (loss), net	(407,187)	(387,749)	19,438	(644,464)	256,715
Treasury Stock	(29,356)	(34,010)	(4,654)	(41,693)	7,683

Total stockholders’ equity	4,125,750	4,356,781	231,031	3,626,666	730,115

Total liabilities and stockholders’ equity	10,571,681	11,202,457	630,776	9,882,679	1,319,778

[6] Consolidated Statements of Stockholders’ Equity

	Yen (millions)
	Common stock	Capital surplus	Legal reserves	Retained earnings	Accumulated other comprehensive income (loss), net	Treasury stock	Total stockholders’ equity
Balance at March 31, 2005	86,067	172,531	34,688	3,809,383	(793,934)	(19,441)	3,289,294

Transfer to legal reserves			828	(828)			—
Cash dividends				(34,220)			(34,220)
Accumulated other comprehensive income (loss):
Net income for the period				244,374			244,374
Other comprehensive income (loss) for the period, net of tax
Adjustments from foreign currency translation					135,039		135,039
Unrealized gains (losses) on marketable equity securities:
Unrealized holding gains (losses) arising during the period					14,862		14,862
Reclassification adjustments for losses (gains) realized in net income					(464)		(464)
Unrealized gains (losses) on derivative instruments:
Unrealized holding gains (losses) arising during the period							—
Reclassification adjustments for losses (gains) realized in net income							—
Minimum pension liabilities adjustment					33		33

Total comprehensive income for the period							393,844

Purchase of treasury stock						(22,252)	(22,252)
Reissuance of treasury stock							—
Retirement of treasury stock							—

Balance at September 30, 2005	86,067	172,531	35,516	4,018,709	(644,464)	(41,693)	3,626,666

Balance at March 31, 2006	86,067	172,529	35,811	4,267,886	(407,187)	(29,356)	4,125,750

Transfer to legal reserves			1,521	(1,521)			—
Cash dividends				(54,784)			(54,784)
Accumulated other comprehensive income (loss):
Net income for the period				271,311			271,311
Other comprehensive income (loss) for the period, net of tax
Adjustments from foreign currency translation					29,277		29,277
Unrealized gains (losses) on marketable equity securities:
Unrealized holding gains (losses) arising during the period					(7,667)		(7,667)
Reclassification adjustments for losses (gains) realized in net income					(2,155)		(2,155)
Unrealized gains (losses) on derivative instruments:
Unrealized holding gains (losses) arising during the period					(581)		(581)
Reclassification adjustments for losses (gains) realized in net income					588		588
Minimum pension liabilities adjustment					(24)		(24)

Total comprehensive income for the period							290,749

Purchase of treasury stock						(23,531)	(23,531)
Reissuance of treasury stock				(280)		18,877	18,597
Retirement of treasury stock							—

Balance at September 30, 2006	86,067	172,529	37,332	4,482,612	(387,749)	(34,010)	4,356,781

[7] Consolidated Statements of Cash Flows

	Yen (millions)
	Six months ended Sep. 30, 2005	Six months ended Sep. 30, 2006
Cash flows from operating activities:
Net income	244,374	271,311
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	112,970	155,535
Deferred income taxes	(32,998)	(2,248)
Equity in income of affiliates	(47,207)	(57,635)
Cash dividends from affiliates	23,858	27,483
Provision for credit and lease residual losses on finance subsidiaries-receivables	19,147	17,943
Loss (gain) on derivative instruments, net	(12,034)	48,489
Decrease (increase) in assets:
Trade accounts and notes receivable	141,577	194,998
Inventories	(49,627)	(54,682)
Other current assets	(233)	(22,981)
Other assets	(37,861)	(12,380)
Increase (decrease) in liabilities:
Trade accounts and notes payable	(92,307)	(79,715)
Accrued expenses	5,227	17,477
Income taxes payable	12,615	(47,984)
Other current liabilities	(14,054)	6,855
Other liabilities	(2,629)	(4,068)
Other, net	49,679	(3,437)

Net cash provided by operating activities	320,497	454,961

Cash flows from investing activities:
Increase in investments and advances	(6,082)	(3,568)
Decrease in investments and advances	1,048	437
Payment for purchase of available-for-sale securities	(800)	(1,828)
Proceeds from sales of available-for-sale securities	5,446	3,730
Payment for purchase of held-to-maturity securities	(24,034)	—
Proceeds from redemption of held-to-maturity securities	136	8,860
Capital Expenditures	(169,726)	(282,283)
Proceeds from sales of property, plant and equipment	6,288	11,542
Acquisitions of finance subsidiaries-receivables	(1,589,949)	(1,701,651)
Collections of finance subsidiaries-receivables	898,705	1,061,179
Proceeds from sales of finance subsidiaries-receivables	426,688	134,048

Net cash used in investing activities	(452,280)	(769,534)

Cash flows from financing activities:
Increase (decrease) in short-term debt	(71,194)	287,673
Proceeds from long-term debt	503,428	485,027
Repayment of long-term debt	(309,049)	(344,570)
Cash dividends paid	(34,220)	(54,784)
Payment for purchase of treasury stock, net	(22,252)	(23,093)

Net cash provided by financing activities	66,713	350,253

Effect of exchange rate changes on cash and cash equivalents	22,731	9,482

Net change in cash and cash equivalents	(42,339)	45,162
Cash and cash equivalents at beginning of period	773,538	747,327

Cash and cash equivalents at end of period	731,199	792,489

[8] Segment Information

Operating segments reported below are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Honda has four reportable business segments: the motorcycle business, the automobile business, the financial services business and the power equipments & other business, which is based on Honda’s products and services organizational structure. Principal products and services, and functions of each segment are as follows:

Business	Principal products and services	Functions

Motorcycle business	Motorcycles, all-terrain vehicles (ATVs), personal watercraft and relevant parts	Research & Development Manufacturing Sales and related services

Automobile business	Automobiles and relevant parts	Research & Development Manufacturing Sales and related services

Financial services business	Financial, insurance services	Retail loan and lease related to Honda products Others

Power product & other businesses	Power products and relevant parts, and others	Research & Development Manufacturing Sales and related services Other

1. Business Segment Information

    (A) For the three months ended September 30, 2005

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Unaffiliated customers	287,755	1,892,659	75,006	82,250	2,337,670	—	2,337,670
Intersegment	—	—	1,267	3,069	4,336	(4,336)	—

Total	287,755	1,892,659	76,273	85,319	2,342,006	(4,336)	2,337,670

Cost of sales, SG&A and R&D expenses	258,131	1,791,633	51,526	78,022	2,179,312	(4,336)	2,174,976

Operating income	29,624	101,026	24,747	7,297	162,694	—	162,694

For the three months ended September 30, 2006

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Unaffiliated customers	335,500	2,098,830	98,052	98,492	2,630,874	—	2,630,874
Intersegment	—	—	884	1,598	2,482	(2,482)	—

Total	335,500	2,098,830	98,936	100,090	2,633,356	(2,482)	2,630,874

Cost of sales, SG&A and R&D expenses	303,417	1,967,951	76,333	92,631	2,440,332	(2,482)	2,437,850

Operating income	32,083	130,879	22,603	7,459	193,024	—	193,024

    (B) For the six months ended September 30, 2005

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Total	Corporate Assets and Eliminations	Consolidated
Net sales and other operating revenue:
Unaffiliated customers	550,942	3,738,630	143,759	168,918	4,602,249	—	4,602,249
Intersegment	—	—	2,046	7,039	9,085	(9,085)	—

Total	550,942	3,738,630	145,805	175,957	4,611,334	(9,085)	4,602,249

Cost of sales, SG&A and R&D expenses	511,002	3,504,415	101,205	161,625	4,278,247	(9,085)	4,269,162

Operating income	39,940	234,215	44,600	14,332	333,087	—	333,087

Assets	889,720	4,340,272	4,742,454	250,282	10,222,728	(340,049)	9,882,679
Depreciation and amortization	13,902	94,780	318	3,970	112,970	—	112,970
Capital expenditures	19,901	142,930	703	6,192	169,726	—	169,726

For the six months ended September 30, 2006

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Total	Corporate Assets and Eliminations	Consolidated
Net sales and other operating revenue:
Unaffiliated customers	645,646	4,194,436	188,040	202,476	5,230,598	—	5,230,598
Intersegment	—	—	1,791	6,024	7,815	(7,815)	—

Total	645,646	4,194,436	189,831	208,500	5,238,413	(7,815)	5,230,598

Cost of sales, SG&A and R&D expenses	600,423	3,913,474	137,970	190,001	4,841,868	(7,815)	4,834,053

Operating income	45,223	280,962	51,861	18,499	396,545	—	396,545

Assets	1,001,525	4,904,836	5,513,479	289,728	11,709,568	(507,111)	11,202,457
Depreciation and amortization	17,670	132,808	439	4,618	155,535	—	155,535
Capital expenditures	28,915	236,365	368	5,267	270,915	—	270,915

Explanatory notes:

1.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

2.	Corporate assets, which are accounted for under assets, are included in Eliminations and amounted to JPY 444,902 million and JPY 378,404 million at September 30, 2005 and 2006, respectively, which consist primarily of cash and cash equivalents and marketable securities held by the parent company.

2. Geographical Segment Information

(A) For the three months ended September 30, 2005

	Yen (millions)
	Japan	North America	Europe	Asia	Others	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	531,318	1,231,572	229,499	204,687	140,594	2,337,670	—	2,337,670
Transfers between geographical segments	547,375	31,919	37,446	26,532	6,192	649,464	(649,464)	—

Total	1,078,693	1,263,491	266,945	231,219	146,786	2,987,134	(649,464)	2,337,670

Cost of sales, SG&A and R&D expenses	1,015,720	1,194,961	266,127	215,395	131,623	2,823,826	(648,850)	2,174,976

Operating income	62,973	68,530	818	15,824	15,163	163,308	(614)	162,694

For the three months ended September 30, 2006

	Yen (millions)
	Japan	North America	Europe	Asia	Others	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	530,272	1,382,419	275,046	254,226	188,911	2,630,874	—	2,630,874
Transfers between geographical segments	645,570	38,643	35,744	59,284	7,445	786,686	(786,686)	—

Total	1,175,842	1,421,062	310,790	313,510	196,356	3,417,560	(786,686)	2,630,874

Cost of sales, SG&A and R&D expenses	1,106,852	1,325,338	301,717	295,248	174,898	3,204,053	(766,203)	2,437,850

Operating income	68,990	95,724	9,073	18,262	21,458	213,507	(20,483)	193,024

(B) For the Six months ended September 30, 2005

	Yen (millions)
	Japan	North America	Europe	Asia	Others	Total	Corporate Assets and Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	1,010,185	2,447,402	482,707	408,499	253,456	4,602,249	—	4,602,249
Transfers between geographical segments	1,128,932	64,608	81,575	54,302	10,285	1,339,702	(1,339,702)	—

Total	2,139,117	2,512,010	564,282	462,801	263,741	5,941,951	(1,339,702)	4,602,249

Cost of sales, SG&A and R&D expenses	2,028,924	2,370,726	550,700	427,806	234,945	5,613,101	(1,343,939)	4,269,162

Operating income	110,193	141,284	13,582	34,995	28,796	328,850	4,237	333,087

Long-lived assets	902,293	540,892	124,408	135,425	58,306	1,761,324	—	1,761,324

Assets	2,571,296	5,675,749	621,501	578,383	258,079	9,705,008	177,671	9,882,679

For the six months ended September 30, 2006

	Yen (millions)
	Japan	North America	Europe	Asia	Others	Total	Corporate Assets and Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	1,019,407	2,815,963	552,558	483,569	359,101	5,230,598	—	5,230,598
Transfers between geographical segments	1,265,716	73,025	83,359	117,479	14,180	1,553,759	(1,553,759)	—

Total	2,285,123	2,888,988	635,917	601,048	373,281	6,784,357	(1,553,759)	5,230,598

Cost of sales, SG&A and R&D expenses	2,167,173	2,678,780	620,394	563,349	336,605	6,366,301	(1,532,248)	4,834,053

Operating income	117,950	210,208	15,523	37,699	36,676	418,056	(21,511)	396,545

Long-lived assets	988,119	666,171	173,765	187,741	80,442	2,096,238	—	2,096,238

Assets	2,785,385	6,565,281	776,990	766,512	357,729	11,251,897	(49,440)	11,202,457

Explanatory notes:

1.	The geographical segments are based on the location where sales are originated.

2.	Major countries or regions in each geographic segment:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Others	Brazil, Australia

3.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

4.	Corporate assets, which are accounted for under assets, are included in Eliminations and amounted to JPY 444,902 million and JPY 378,404 million at September 30, 2005 and 2006, respectively, which consist primarily of cash and cash equivalents and marketable securities held by the parent company.

3. Overseas Sales and revenues

In addition to the disclosure requirements under SFAS No. 131, Honda discloses this information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law, which a Japanese public company is subject to;

(A) For the three months ended September 30, 2005

	Yen (millions)
	North America	Europe	Asia	Others	Total
Overseas sales	1,229,975	231,586	267,038	162,807	1,891,406
Consolidated sales					2,337,670
Overseas sales ratio to consolidated sales	52.6%	9.9%	11.4%	7.0%	80.9%

For the three months ended September 30, 2006

	Yen (millions)
	North America	Europe	Asia	Others	Total
Overseas sales	1,376,469	277,518	329,818	219,880	2,203,685
Consolidated sales					2,630,874
Overseas sales ratio to consolidated sales	52.3%	10.5%	12.5%	8.5%	83.8%

(B) For the six months ended September 30, 2005

	Yen (millions)
	North America	Europe	Asia	Others	Total
Overseas sales	2,442,889	486,572	523,274	299,133	3,751,868
Consolidated sales					4,602,249
Overseas sales ratio to consolidated sales	53.1%	10.6%	11.4%	6.4%	81.5%

For the six months ended September 30, 2006

	Yen (millions)
	North America	Europe	Asia	Others	Total
Overseas sales	2,805,862	556,875	621,834	422,746	4,407,317
Consolidated sales					5,230,598
Overseas sales ratio to consolidated sales	53.6%	10.6%	11.9%	8.2%	84.3%

Explanatory notes:

1.	The geographical segments are based on the location where sales are originated.

2.	Major countries or regions in each geographic segment:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Others	Brazil, Australia

[9] Consolidated Balance Sheets and Consolidated Statement of Cash flows

Divided into Non-financial Services Businesses and Finance Subsidiaries

Honda discloses consolidated balance sheets divided into non-financial services businesses and finance subsidiaries, and consolidated cash flow statements divided into non-financial services businesses and financial subsidiaries, for investor relations purposes. For purposes of these disclosures, non-financial services include the Motorcycle, Automobile and Power Product and Other Businesses segments, and finance subsidiaries include the Financial Services segment, respectively.

1. Consolidated Balance Sheets

Divided into non-financial services businesses and finance subsidiaries

	Yen (millions)			Yen (millions)
	Mar. 31, 2006	Sep. 30, 2006	Change	Sep. 30, 2005	Change
Assets
<Non-financial services businesses>
Current Assets:	3,788,184	3,792,348	4,164	3,424,259	368,089
Cash and cash equivalents	727,735	775,508	47,773	716,423	59,085
Trade accounts and notes receivable	504,101	405,296	(98,805)	354,691	50,605
Inventories	1,036,304	1,109,412	73,108	941,161	168,251
Other current assets	1,520,044	1,502,132	(17,912)	1,411,984	90,148
Investment and advances	955,338	938,542	(16,796)	918,449	20,093
Property, plant and equipment, at cost	1,795,173	1,953,622	158,449	1,638,776	314,846
Other assets	225,575	213,910	(11,665)	269,447	(55,537)

Total assets	6,764,270	6,898,422	134,152	6,250,931	647,491
<Finance Subsidiaries>
Cash and cash equivalents	19,592	16,981	(2,611)	14,776	2,205
Finance subsidiaries—short-term receivables, net	1,240,581	1,487,841	247,260	1,224,132	263,709
Finance subsidiaries—long-term receivables, net	2,982,832	3,291,803	308,971	2,909,368	382,435
Other assets	765,053	716,854	(48,199)	594,178	122,676

Total assets	5,008,058	5,513,479	505,421	4,742,454	771,025
Eliminations	(1,200,647)	(1,209,444)	(8,797)	(1,110,706)	(98,738)

Total assets	10,571,681	11,202,457	630,776	9,882,679	1,319,778

1. Consolidated Balance Sheets

Divided into non-financial services businesses and finance subsidiaries - continued

	Yen (millions)			Yen (millions)
	Mar. 31, 2006	Sep. 30, 2006	Change	Sep. 30, 2005	Change
Liabilities and Stockholders’ Equity
<Non-financial services businesses>
Current liabilities:	2,355,999	2,289,121	(66,878)	2,159,864	129,257
Short-term debt	171,122	152,266	(18,856)	170,778	(18,512)
Current portion of long-term debt	9,138	12,507	3,369	4,860	7,647
Trade payables	1,144,159	1,079,992	(64,167)	965,548	114,444
Accrued expenses	763,879	798,979	35,100	797,122	1,857
Other current liabilities	267,701	245,377	(22,324)	221,556	23,821
Long-term debt, excluding current portion	34,396	29,365	(5,031)	20,720	8,645
Other liabilities	575,034	574,483	(551)	736,352	(161,869)

Total liabilities	2,965,429	2,892,969	(72,460)	2,916,936	(23,967)
<Finance Subsidiaries>
Short-term debt	1,369,177	1,896,449	527,272	1,350,383	546,066
Current portion of long-term debt	653,276	741,568	88,292	562,470	179,098
Accrued expenses	181,140	166,198	(14,942)	160,779	5,419
Long-term debt, excluding current portion	1,858,362	1,730,114	(128,248)	1,796,945	(66,831)
Other liabilities	392,316	390,423	(1,893)	364,740	25,683

Total liabilities	4,454,271	4,924,752	470,481	4,235,317	689,435
Eliminations	(973,769)	(972,045)	1,724	(896,240)	(75,805)

Total liabilities	6,445,931	6,845,676	399,745	6,256,013	589,663
Common stock	86,067	86,067	—	86,067	—
Capital surplus	172,529	172,529	—	172,531	(2)
Legal reserves	35,811	37,332	1,521	35,516	1,816
Retained earnings	4,267,886	4,482,612	214,726	4,018,709	463,903
Accumulated other comprehensive income (loss)	(407,187)	(387,749)	19,438	(644,464)	256,715
Treasury stock	(29,356)	(34,010)	(4,654)	(41,693)	7,683

Total stockholders’ equity	4,125,750	4,356,781	231,031	3,626,666	730,115

Total liabilities and stockholders’ equity	10,571,681	11,202,457	630,776	9,882,679	1,319,778

2. Consolidated Statements of Cash Flows

Divided into non-financial services businesses and finance subsidiaries

For the six months ended September 30, 2005 and 2006

(A)For the six months ended September 30, 2005

	Yen (millions)
	Non-financial services businesses	Finance subsidiaries	Elimination among subsidiaries	Total
Cash flows from operating activities:
Net Income	217,766	26,622	(14)	244,374
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	112,652	318	—	112,970
Deferred income taxes	(3,809)	(29,189)	—	(32,998)
Equity in income of affiliates	(48,644)	—	1,437	(47,207)
Cash dividends from affiliates	23,858	—	—	23,858
Loss (gain) on derivative instruments, net	(7,558)	(4,476)	—	(12,034)
Decrease (increase) in trade accounts and notes receivable	79,345	61,838	394	141,577
Decrease (increase) in inventories	(49,627)	—	—	(49,627)
Increase (decrease) in trade payables	(92,015)	—	(292)	(92,307)
Other, net	40,732	(5,207)	(3,634)	31,891

Net cash provided by operating activities	272,700	49,906	(2,109)	320,497

Cash flows from investing activities:
* Decrease (increase) in investments and advances	(54,500)	—	30,214	(24,286)
Capital expenditures	(169,023)	(703)	—	(169,726)
Proceeds from sales of property, plant and equipment	6,141	147	—	6,288
Decrease (increase) in finance subsidiaries-receivables	—	(264,614)	58	(264,556)

Net cash used in investing activities	(217,382)	(265,170)	30,272	(452,280)

Cash flows from financing activities:
* Increase (decrease) in short-term debt	(62,889)	17,163	(25,468)	(71,194)
* Proceeds from long-term debt	7,620	507,819	(12,011)	503,428
* Repayment of long-term debt	(7,221)	(311,130)	9,302	(309,049)
Proceeds from issuance of common stock	—	—	—	—
Cash dividends paid	(34,234)	—	14	(34,220)
Payment for purchase of treasury stock, net	(22,252)	—	—	(22,252)

Net cash provided by (used in) financing activities	(118,976)	213,852	(28,163)	66,713

Effect of exchange rate changes on cash and cash equivalents	22,187	544	—	22,731

Net change in cash and cash equivalents	(41,471)	(868)	—	(42,339)
Cash and cash equivalents at beginning of period	757,894	15,644	—	773,538

Cash and cash equivalents at end of period	716,423	14,776	—	731,199

2. Consolidated Statements of Cash Flows - continued

Divided into non-financial services businesses and finance subsidiaries

For the six months ended September 30, 2005 and 2006

(B) For the six months ended September 30, 2006

	Yen (millions)
	Non-financial services businesses	Finance subsidiaries	Elimination among subsidiaries	Total
Cash flows from operating activities:
Net Income	250,629	20,695	(13)	271,311
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	155,096	439	—	155,535
Deferred income taxes	2,267	(4,515)	—	(2,248)
Equity in income of affiliates	(57,635)	—	—	(57,635)
Cash dividends from affiliates	27,483	—	—	27,483
Loss (gain) on derivative instruments, net	29,280	19,209	—	48,489
Decrease (increase) in trade accounts and notes receivable	121,255	75,695	(1,952)	194,998
Decrease (increase) in inventories	(54,682)	—	—	(54,682)
Increase (decrease) in trade payables	(70,427)	—	(9,288)	(79,715)
Other, net	(11,088)	(39,806)	2,319	(48,575)

Net cash provided by operating activities	392,178	71,717	(8,934)	454,961

Cash flows from investing activities:
* Decrease (increase) in investments and advances	28,735	—	(21,104)	7,631
Capital expenditures	(281,915)	(368)	—	(282,283)
Proceeds from sales of property, plant and equipment	11,382	160	—	11,542
Decrease (increase) in finance subsidiaries-receivables	—	(513,050)	6,626	(506,424)

Net cash used in investing activities	(241,798)	(513,258)	(14,478)	(769,534)

Cash flows from financing activities:
* Increase (decrease) in short-term debt	(33,194)	289,904	30,963	287,673
* Proceeds from long-term debt	7,321	477,706	—	485,027
* Repayment of long-term debt	(7,949)	(336,670)	49	(344,570)
Proceeds from issuance of common stock	—	7,613	(7,613)	—
Cash dividends paid	(54,797)	—	13	(54,784)
Payment for purchase of treasury stock, net	(23,093)	—	—	(23,093)

Net cash provided by (used in) financing activities	(111,712)	438,553	23,412	350,253

Effect of exchange rate changes on cash and cash equivalents	9,105	377	—	9,482

Net change in cash and cash equivalents	47,773	(2,611)	—	45,162
Cash and cash equivalents at beginning of period	727,735	19,592	—	747,327

Cash and cash equivalents at end of period	775,508	16,981	—	792,489

Explanatory notes:

1.	The cash flows derived from non-financial services businesses loans to finance subsidiaries were included in the items of “Decrease (increase) in investments and advances” of non-financial services businesses, and “Increase (decrease) in short-term debt”, “Proceeds from long-term debt” and “Repayment of long-term debt” of finance subsidiaries (marked by *).

Loans from non-financial services businesses to finance subsidiaries increased by JPY 27,510 million for the fiscal first half ended September 30, 2005, and decreased by JPY 28,717 million for the fiscal first half ended September 30, 2006.

2.	Decrease (increase) in trade accounts and notes receivable for finance subsidiaries is due to the reclassification of finance subsidiaries-receivables which relate to sales of inventory in the unaudited consolidated statements of cash flows presented above.

Explanatory notes:

1.	Consolidated subsidiaries

Number of consolidated subsidiaries: 389

2.	Affiliated companies

Number of affiliated companies: 103

3.	Changes of consolidated subsidiaries and affiliated companies

Consolidated subsidiaries:

Newly formed consolidated subsidiaries: 57

Reduced through reorganization: 7

Affiliated companies:

Newly formed affiliated companies: 8

Reduced through reorganization: 20

4.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, since the Company has listed its shares as American Depositary Receipts on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission.

5.	The average exchange rates for the fiscal second quarter ended September 30, 2006 were ¥116.26=U.S.$1 and ¥148.16= euro 1. The average exchange rates for the corresponding period last year were ¥111.28=U.S.$1 and ¥135.72= euro 1. The average exchange rates for the fiscal first half ended September 30, 2006 were ¥115.38=U.S.$1 and ¥145.97= euro 1 as compared with ¥109.48=U.S.$1 and ¥135.65= euro 1 for the corresponding period last year.

6.	United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of ¥117.90=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on September 29, 2006.

7.	The Company’s Common Stock-to-ADR exchange rate was changed from two shares of Common Stock to one ADR to one share of Common Stock to two ADRs, effective January 10, 2002. Also, the Company decided to change of ratio of its ADR to Honda’s underlying Shares. As a result, one American Share which represented one-half of one Share represented one Share and the change of ratio of ADR was handled by Honda’s depositary, JPMorgan Chase Bank, and the first trading date with the new ratio was Monday, July 3, 2006.

8.	Minority interests in net assets and income are not significant and, accordingly, are not presented separately in the accompanying consolidated balance sheets and statements of income. The amount of minority interest recognized in earnings, included in “Other expenses: Other,” for the fiscal first half ended September 30, 2005 and 2006 were JPY 7,587 million and JPY 9,136 million, respectively.

9.	Inventories are stated at the lower of cost, determined principally by the first-in, first-out method, or market.

10.	Honda classifies its debt and equity securities in one of three categories: available-for-sale, trading, or held-to-maturity. Debt securities that are classified as “held-to-maturity” securities are reported at amortized cost. Debt and equity securities classified as “trading” securities are reported at fair value, with unrealized gains and losses included in earnings. Other debt and equity securities are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains or losses, net of deferred taxes included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets.

11.	Honda does not amortize goodwill but instead is tested for impairment at least annually.

12.	Depreciation of property, plant and equipment is calculated principally by the declining-balance method based on estimated useful lives and salvage values of the respective assets.

13.	Honda applies hedge accounting for some of fits forward foreign currency exchange contracts between the Company and its subsidiaries.

14.	The allowance for credit losses for finance-subsidiaries receivables is maintained at an amount management deems adequate to cover estimated losses on finance receivables. The allowance is based on management’s evaluation of many factors, including current economic trends, industry experience, inherent risks in the portfolio and the borrower’s ability to pay.

15.	The allowance for losses on lease residual values is maintained at an amount management deems adequate to cover estimated losses on the uninsured portion of the vehicles’ lease residual values. The allowance is also based on management’s evaluation of many factors, including current economic conditions, industry experience and the finance subsidiaries’ historical experience with residual value losses.

16.	Provisions for retirement benefits are provided based on the fair value of both projected benefit obligations and plan assets at the end of the fiscal year to cover for employees’ retirement benefits. If the provisions for retirement benefits are less than the unfunded accumulated benefit obligations, accrued pension cost is adjusted as an additional minimum pension liability that is at least equal to the unfunded accumulated benefit obligation. Unrecognized net transition obligation has been amortized over approximately 19 years since the fiscal year ended March 31, 1990. Unrecognized prior service cost (benefit) is amortized by using the straight-line method and the estimated average remaining service years of employees.

Unrecognized actuarial loss is amortized if unrecognized net gain or loss exceeds ten percent of the greater of the projected benefit obligation or the market-related value of plan assets by using the straight-line method and the estimated average remaining service years of employees.

17.	Our warranty expense accruals are costs for general warranties on product we sell, products recalls and service actions outside the general warranties. Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs.

Notes to Consolidated balance sheets:

1.	The allowance for doubtful trade accounts and notes receivable, and the allowance for credit losses for finance subsidiaries-receivables are as follows: Yen (millions)

	Mar.31, 2006	Sep. 30, 2006	Sep. 30, 2005
The allowance for doubtful trade accounts and notes receivables	10,689	8,259	10,554
The allowance for credit losses for finance subsidiaries-receivables	32,950	37,478	32,516

2.	Net book value of property, plant and equipment which were subject to specific mortgages securing indebtedness are as follows: Yen (millions)

	Mar.31, 2006	Sep. 30, 2006	Sep. 30, 2005
Property, plant and equipment	22,592	34,732	6,657
A finance subsidiary pledged as collateral finance subsidiaries-receivables	8,993	4,569	15,153

3.	Honda has entered into various guarantee and indemnification agreements which are primarily for employee bank loans to costs for their housing costs are as follows: Yen (millions)

	Mar.31, 2006	Sep. 30, 2006	Sep. 30, 2005
Bank loans of employees for their housing costs	46,737	43,585	50,689

If an employee defaults on his/her loan payments, Honda is required to perform its obligation under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults were shown as above. As of September 30, 2006, no amount has been accrued for any possible estimated losses under the guarantee obligations, as it is probable that the employees will be able to make all scheduled payments.

Notes to Consolidated Statements of Stockholders’ Equity:

1.	Total number of shares issued: Shares

The Company did a two-for-one stock split for the Company’s common stock effective July 1, 2006.

Mar. 31, 2006	Sep. 30, 2006
917,414,215	1,834,828,430

2.	Number of treasury stock: Shares

The Company did a two-for-one stock split for the Company’s common stock effective July 1, 2006.

Mar. 31, 2006	Sep. 30, 2006
4,340,000	11,147,456

3.	Dividend payout for the fiscal first half ended September 30, 2006 was 54,784 million yen. The Board of Directors declared at its meeting held on October 25, 2006, 54,710 million yen of interim dividend payout for the fiscal first half ended September 30, 2006.

Reclassifications:

Certain reclassifications have been made consolidated financial statements to conform to the presentation used for the fiscal second quarter and the fiscal first half ended September 30, 2006. In the fiscal first quarter ended June 30, 2006, management has classified cash dividends from affiliates in operating activities in the consolidated statements of cash flows.

Unconsolidated Financial Summary

(Parent company only)

(For the six months ended September 30, 2005 and 2006)

1. The Board of Directors’ Meeting for Interim Financial Results

(Parent company only)

(1) Date on which the meeting was held: October 25, 2006 (Wednesday)

(2) The matters resolved:

(A) Unconsolidated (parent company) financial results for the first half

(six months ended September 30, 2006) of the 83rd fiscal period as specified hereunder.

(B) Interim cash dividend:

(a) JPY 30.00 per share of Common Stock

(b) Payment plans to commence on November 27, 2006 (Monday)

2. Financial Highlights

(Parent company only)

	Yen (millions)
	Six months ended Sep. 30, 2005	Six months ended Sep. 30, 2006	Year ended Mar. 31, 2006
Net sales	1,803,782	1,914,408	3,757,087
Operating income	121,194	91,358	239,891
Ordinary income	157,211	151,692	321,925
Net income	173,526	127,295	301,735

	Yen		Yen
Net income per share	187.92	69.68	327.83
Interim dividend per share	40.00	30.00

3. Financial forecast for the Fiscal Year Ending March 31, 2006

(Parent company only)

Yen (millions)
Fiscal year ending Mar. 31, 2007
Net sales	4,010,000
Operating income	200,000
Ordinary income	325,000
Net income	265,000

Yen
The third quarter-end cash dividend	17.00
The fourth quarter-end cash dividend	17.00
Net income per share	145.31

[1] Unit Sales Breakdown

(Parent company only)

	Unit (thousands)
	Six months ended Sep. 30, 2005	Six months ended Sep. 30, 2006	Year ended Mar. 31, 2006
MOTORCYCLES
Japan	199	187	369
(motorcycles only)	(199)	(187)	(369)
Export	365	356	740
(motorcycles only)	(211)	(203)	(435)

Total	564	543	1,109
(motorcycles only)	(410)	(390)	(804)

AUTOMOBILES
Japan	357	343	716
(mini vehicles only)	(117)	(142)	(248)
Export	260	316	561

Total	617	659	1,278

POWER PRODUCTS
Japan	236	263	484
Export	2,542	3,225	5,767

Total	2,779	3,488	6,251

[2] Net Sales Breakdown

(Parent company only)

	Yen (millions)
	Six months ended Sep. 30, 2005	Six months ended Sep. 30, 2006	Year ended Mar. 31, 2006
MOTORCYCLES
Japan	40,655	39,373	74,862
Export	190,107	186,082	416,515

Total	230,762	225,456	491,378

AUTOMOBILES
Japan	553,036	511,836	1,102,857
Export	953,991	1,109,205	2,025,777

Total	1,507,028	1,621,041	3,128,634

POWER PRODUCTS
Japan	11,803	14,421	27,395
Export	54,189	53,488	109,678

Total	65,992	67,910	137,074

TOTAL

Japan	605,494	565,631	1,205,115
Export	1,198,288	1,348,777	2,551,971

Total	1,803,782	1,914,408	3,757,087

Explanatory notes:

1.	The summary unconsolidated financial information set forth above is derived from the complete unconsolidated financial information of the Company to be filed with the Securities and Exchange Commission on the Company’s Form 6-K in December 2006.

2.	Unconsolidated financial statements have been prepared on the basis of generally accepted accounting principles in Japan.

3.	The unit sales and yen amounts described above are rounded down to the nearest one thousand units and one million yen, respectively.

[3] Unconsolidated Statements of Income

(Parent company only)

	Yen(millions)
	Six months ended Sep. 30, 2005	Six months ended Sep. 30, 2006	Year ended Mar. 31, 2006
Net sales	1,803,782	1,914,408	3,757,087
Cost of sales	1,203,733	1,303,278	2,507,847
Selling, general and administrative expenses	478,854	519,772	1,009,348

Operating income	121,194	91,358	239,891
Non-operating income	65,546	95,470	145,429
Non-operating expenses	29,529	35,135	63,394
Ordinary income	157,211	151,692	321,925
Extraordinary income	92,372	5,289	92,187
Extraordinary loss	3,869	3,130	8,587

Income before income taxes	245,714	153,851	405,525
Income taxes
Current	41,159	30,474	94,409
Deferred	31,027	(3,918)	9,381

Net income	173,526	127,295	301,735

Explanatory notes:

1.	Research and development expenses amounted JPY 251,303 millions for the fiscal first half ended September, 2006 and JPY 225,266 millions for the fiscal first half ended September 30, 2005.

2.	Extraordinary income in this fiscal first half ended September 30, 2005 and the fiscal year ended March 31, 2006 was mainly due to a JPY 91,541 million gain on the transfer of the benefit obligation of the substitutional portion of the Fund to the Japanese government.

[4] Unconsolidated Balance Sheets

(Parent company only)

	Yen (millions)
	Six months ended Sep. 30, 2005	Six months Ended Sep. 30, 2006	Year ended Mar. 31, 2006
Current assets	1,026,505	1,095,386	1,119,392
Fixed assets	1,330,579	1,429,504	1,405,931

Total assets	2,357,085	2,524,890	2,525,323

Current liabilities	584,542	622,749	684,523
Fixed liabilities	89,659	116,465	105,962

Total liabilities	674,202	739,215	790,486
Common stock	86,067	—	86,067
Capital surplus	170,316	—	170,313
Retained earnings	1,413,625	—	1,438,645
Unrealized gains on securities available for sale	54,567	—	69,163
Treasury stock	(41,693)	—	(29,352)

Stockholders’ equity	1,682,882	—	1,734,837
Total liabilities and stockholders’ equity	2,357,085	—	2,525,323

Common stock	—	86,067	—
Capital surplus	—	170,313	—
Retained earnings	—	1,510,869	—
Treasury stock	—	(41,171)	—
Difference of appreciation and conversion	—	59,595	—
Total net assets	—	1,785,675	—
Total liabilities and net assets	—	2,524,890	—

Explanatory note:

The Company’s unconsolidated balance sheet for the six month period ended September 30, 2006 is classified in assets, liabilities and net assets to confirm with change in generally accepted accounting principles in Japan which is effective for the fiscal year ending after May 1, 2006.

[5] Unconsolidated Statements of Stockholders’ Equity

(Parent company only)

	Stockholders’ equity					Difference of appreciation and conversion
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders’ equity	Net unrealized gains on securities	Deferred loss (gain) on hedges	Total net assets
Balance at March 31, 2006	86,067	170,313	1,438,645	(29,352)	1,665,674	69,163	—	1,734,837

Changes of items during the period
Dividend from surplus			(54,784)		(54,784)			(54,784)
Net income			127,295		127,295			127,295
Purchase of treasury stock				(30,700)	(30,700)			(30,700)
Reissuance of treasury stock			(287)	18,881	18,593			18,593
others						(9,509)	(57)	(9,567)
Total changes of items during the period	—	—	72,223	(11,819)	60,404	(9,509)	(57)	50,837

Balance at September 30, 2006	86,067	170,313	1,510,869	(41,171)	1,726,079	59,653	(57)	1,785,675

Explanatory note:

Number of treasury stock: Shares

Sep. 30, 2006	Mar. 31, 2006
11,147,456	4,339,517

The Company did a two-for-one stock split for the Company’s common stock effective July 1, 2006.

Number of treasury stock at September 30, 2005 and March 31, 2006 was based on the number of common shares before the stock split.

Management Policy

Honda’s business activities are based on fundamental corporate philosophies known as “Respect for the Individual” and “The Three Joys.” “Respect for the Individual” defines Honda’s relationship with its associates, business partners and society. It is based on sharing a commitment to initiative, equality and mutual trust among people. It is Honda’s belief that everyone who comes into contact with Honda’s activities will gain a sense of satisfaction through the experience of buying, selling or creating Honda’s products and services. This philosophy is expressed as “The Three Joys.” With these corporate philosophies as the foundation, Honda’s business is guided by the following Company Principle:

“Maintaining a global viewpoint, we are dedicated to supplying products of the highest quality at a reasonable price for worldwide customer satisfaction.” Honda actively works to share a sense of satisfaction with all of its customers as well as its shareholders, and to continue improving its corporate value.

Profit Redistribution Policy

The Company strives to carry out its operations from a global perspective and to increase its corporate value. With respect to the redistribution of profits to our shareholders, which we consider to be one of the most important management issues, and its basic policy for dividends is to make distributions after taking into account its long-term consolidated earnings performance. The Company will also acquire its own shares at the optimal timing with the goal of improving efficiency of the Company’s capital structure. The present goal is to maintain a shareholders return ratio (i.e. the ratio of the total of the dividend payment and the repurchase of company shares to consolidated net income) of approximately 30%. Retained earnings will be allocated toward financing R&D activities that are essential for the future growth of the Company and capital expenditures and investment programs that will expand its operations for the purpose of improving business results and strengthening the Company’s financial condition.

The Company plans to implement quarterly cash dividend payments in order to enable more flexible return to our shareholders.

The Company will continue striving to meet the expectations of all shareholders.

Preparing for the Future

As for the global economy, there are concerns of the slowdown in the U.S. economy, and its impact on the global business environment, but the U.S. and Asian economies are expected to grow steadily, and Japan and Europe are also expected to maintain their moderate economic recovery. However, the global environment in which Honda’s management operates still lacks transparency because of global political and economic uncertainty, fluctuations in oil and raw material prices, and currency movements. As a result, we expect to see continued severe situations.

It is under these circumstances that Honda will strengthen its corporate structure quickly and flexibly to meet the requirements of our customers and society and the changes in its business environment. Also, in order to improve the competitiveness of its products, Honda will endeavor to enhance its R&D, production and sales ability. Furthermore, Honda will continue striving to earn even more trust and understanding from society through Companywide activities. Honda recognizes that further enhancing the following specific areas is essential to its success:

1. Research and Development

Along with efforts to develop even more effective safety and environmental technologies, Honda will enhance the creativity in its advanced technology and products, and will create and swiftly introduce new value-added products that meet specific needs in various markets around the world. Honda will also continue efforts in the research of future technologies, including the advancement of advanced humanoid robots and compact business jets and their engines.

2. Production Efficiency

Honda will establish efficient and flexible production systems and expand production capacity at its global production bases, with the aim of increasing its capability of supplying high-quality products.

3. Sales Efficiency

Honda will continue to make efforts to expand product lines through the innovative use of IT and to upgrade sales and service structure, in order to respond to the various needs of its customers around the world.

4. Product Quality

Responding to increasing customers’ demand, Honda will upgrade its quality control through enhancing the functions of and coordination among the development, purchasing, production, sales and service departments.

5. Safety Technologies

Honda will develop safety technologies for accident prediction and prevention, technologies to reduce injuries to passengers and pedestrians from car accidents, and technologies for reducing aggressivity, as well as expand its line-up of products incorporating such technologies. Honda intends to enhance its contribution to traffic safety in motorized societies both in Japan and in abroad. Honda also intends to remain active in a variety of traffic safety programs, including advanced driving and motorcycling training schemes provided by local dealerships.

6. The Environment

Honda will step up its efforts to create better, clean, fuel-efficient engine technologies and to improve further the recyclability throughout its product lines. Honda will also advance alternative fuel technologies, including fuel cells and solar cells. In addition, Honda will continue its efforts to minimize environmental impact, such as setting global targets to reduce the environmental burden as measured by the Life Cycle Assessment*, in all of its business fields, including production, logistics and sales.

*	Life Cycle Assessment: A comprehensive system for quantifying the impact Honda’s products have on the environment at the different stages in their life cycles, from material procurement and energy consumption to waste disposal.

7. Continuing to Increase Society’s Trust in and Understanding toward Honda

In addition to continuing to provide products incorporating Honda’s advanced safety and environmental technologies, Honda will continue striving to earn even more trust and understanding from society by, among other things, undertaking activities for corporate governance, compliance, and risk management and contributing to society.

Through these Companywide activities, we will strive to materialize Honda’s visions of “Value Creation (Creating New Value for our Customers),” “Glocalization (Expanding Regional Operations),” and “Commitment for the Future (Developing Safety and Environmental Solutions),” with the aim of sharing joy with Honda’s customers, thus becoming a company that society wants to exist.